Exhibit 99.1

November 15, 2018

Globant Reports 2018 Third Quarter Financial Results

Revenues Growth Continues With Robust Operating Performance

Luxembourg / November 15, 2018 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three and nine months ended September 30, 2018.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Third quarter 2018 highlights

●	Revenues increased to a record $134.6 million, representing 22.7% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $55.5 million (41.2% Non-IFRS Adjusted Gross Profit Margin), an increase of $12.7 million compared to $42.8 million (39.0% Non-IFRS Adjusted Gross Profit Margin) for the third quarter of 2017.
●	Non-IFRS Adjusted Net Income was $16.8 million (12.5% Non-IFRS Adjusted Net Income Margin), an increase of $3.2 million compared to $13.6 million (12.4% Non-IFRS Adjusted Net Income Margin) for the third quarter of 2017.
●	Non-IFRS Adjusted Diluted EPS was $0.46 per share (based on an average of 36.8 million diluted shares), an increase of $0.09 compared to $0.37 per share (based on an average of 36.3 million diluted shares) for the third quarter of 2017.

Nine months ended September 30, 2018 highlights

●	Revenues increased to $382.2 million, representing 28.2% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $153.6 million (40.2% Non-IFRS Adjusted Gross Profit Margin), an increase of $38.3 million compared to $115.3 million (38.7% Non-IFRS Adjusted Gross Profit Margin) in the first nine months of 2017.
●	Non-IFRS Adjusted Net Income was $45.2 million (11.8% Non-IFRS Adjusted Net Income Margin), an increase of $13.3 million, compared to $31.9 million (10.7% Non-IFRS Adjusted Net Income Margin) in the first nine months of 2017.
●	Non-IFRS Adjusted Diluted EPS was $1.24 per share (based on an average of 36.6 million diluted shares), an increase of $0.35 compared to $0.89 (based on an average of 36.1 million diluted shares) for the first nine months of 2017.

“Third quarter 2018 was another robust quarter for Globant. Our revenues reached a new quarterly record of $134.6 million, with an implied 22.7% year-over-year growth. This solid growth was mainly driven by top 10 accounts, which delivered revenues growth of 37.8% over third quarter of 2017 and 7.9% sequentially,” said Martín Migoya, Globant’s CEO and co-founder.

“To succeed in this era, organizations need to completely transform. This transformation should start with their culture and business strategies up to their processes and go-to-market approach. As a pure-play in the digital and cognitive arena, we are consistently showing that we are the right partner to help our customers drive their transformations,” explained Martin Migoya. “During this quarter we have been involved in several strategic initiatives with key customers from the US, Europe and Latin America. We consistently see a profound need to reshape their organizations and we expect this trend to expand in the months to come”.

“I am very pleased with our third quarter financial performance. During this quarter we delivered strong revenues growth, improved our gross and operating margins and generated significant cash. Additionally, to cope with the current demand environment, we increased our total headcount by 528 Globers,” explained Juan Urthiague, Globant’s CFO.

Globant completed the third quarter with 7,807 Globers, 7,285 of whom were technology, design and innovation professionals. The geographic revenues breakdown for the third quarter was as follows: 77.5% from North America (top country: US), 12.5% from Latin America and others (top country: Argentina) and 10.0% from Europe (top country: Spain). 85.1% of Globant’s revenues for the third quarter was denominated in US dollars, and the remaining 14.9% was denominated in other currencies, including Euros, GB pounds and other Latin American currencies.

During the last twelve months ended September 30, 2018, Globant served 344 customers, 90 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top five customers and top ten customers represented 11.9%, 33.4% and 45.8% of third quarter revenues, respectively.

Cash and bank balances and Investments as of September 30, 2018 increased to $79.2 million from $60.7 million as of December 31, 2017. Current assets amounted to $196.5 million, accounting for 48.0% of total assets for the same period. Finally, as of September 30, 2018, 35.9 million common shares were issued and outstanding.

2018 Fourth Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the fourth quarter and the full year of 2018:

●	Fourth quarter 2018 Revenues are estimated to be between $138-$140 million, implying 20.4% year-over-year growth at the midpoint of the range.
●	Fourth quarter 2018 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $0.45-$0.49 (assuming an average of 37.0 million diluted shares outstanding during the fourth quarter).
●	Fiscal year 2018 Revenues are estimated to be in the range of $520-$522 million, implying 26.0% year-over-year revenues growth at the midpoint of the range.
●	Fiscal year 2018 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $1.69-$1.73 (assuming an average of 36.8 million diluted shares outstanding during 2018).

Conference Call and Webcast

Martín Migoya, Juan Urthiague and Alejandro Scannapieco will discuss the Q3 2018 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in number and on our investor relations website after the call.

About Globant (NYSE: GLOB)

We are a digitally native technology services company where innovation, design and engineering meet scale. We use some of the latest technologies in the digital and cognitive field to empower organizations in every aspect.

We have more than 7,800 professionals and we are present in 13 countries working for companies like Google, LinkedIn, BBVA, EA and Coca Cola, among others.

We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017). We were also featured as a business case study at Harvard, MIT, and Stanford.

For more information, visit www.globant.com

Non-IFRS Financial Information

The financial information in this press release has been prepared consistently with International Accounting Standards 34, “Interim Financial Reporting”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures to complement reported IFRS results, in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, depreciation and amortization, impairment of tax credits, expenses related to secondary share offering and acquisition-related charges. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its unaudited interim consolidated statement of financial position as of September 30, 2018 and December 31, 2017 and its unaudited interim consolidated statement of profit or loss and other comprehensive income for the three and nine months ended September 30, 2018 and 2017, prepared in accordance with IAS 34.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of tax credits and acquisition-related charges. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, Non-IFRS results of operations and Non-IFRS earnings per share, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels and the level of attrition of our IT professionals; the pricing structures we use for our client contracts; the general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier).

Globant S.A.

Condensed Interim Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Nine months ended		Three months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Revenues	382,172	298,006	134,568	109,675
Cost of revenues	(234,757)	(190,470)	(81,353)	(69,733)
Gross profit	147,415	107,536	53,215	39,942

Selling, general and administrative expenses	(97,647)	(81,908)	(33,767)	(28,522)
Net impairment losses on financial assets	(894)	(1,483)	(460)	(260)
Profit from operations	48,874	24,145	18,988	11,160

Finance income	20,217	5,182	4,199	1,060
Finance expense	(24,257)	(7,407)	(5,296)	(1,971)
Finance expense, net	(4,040)	(2,225)	(1,097)	(911)

Other income, net	7,594	2,410	3,073	2
Profit before income tax	52,428	24,330	20,964	10,251

Income tax	(12,341)	(5,387)	(5,443)	(2,262)
Net income for the period	40,087	18,943	15,521	7,989

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(1,322)	204	(199)	282
- Net change in fair value on financial assets measured at FVOCI	(7)	(27)	2	(32)
Total comprehensive income for the period	38,758	19,120	15,324	8,239

Net income attributable to:
Owners of the Company	40,168	18,996	15,585	8,009
Non-controlling interest	(81)	(53)	(64)	(20)
Net income for the period	40,087	18,943	15,521	7,989

Total comprehensive income for the period attributable to:
Owners of the Company	38,839	19,173	15,388	8,259
Non-controlling interest	(81)	(53)	(64)	(20)
Total comprehensive income for the period	38,758	19,120	15,324	8,239

Earnings per share
Basic	1.12	0.54	0.43	0.23
Diluted	1.09	0.53	0.42	0.22

Weighted average of outstanding shares (in thousands)
Basic	35,674	34,833	35,851	35,020
Diluted	36,624	36,067	36,802	36,254

Globant S.A.

Condensed Interim Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	September 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and bank balances	74,264	52,525
Investments	4,972	8,147
Trade receivables	102,076	80,078
Other receivables	14,685	14,357
Other financial assets	538	873
Total current assets	196,535	155,980

Non-current assets
Other receivables	31,734	31,736
Deferred tax assets	15,412	13,186
Investment in associates	4,800	1,550
Other financial assets	-	555
Property and equipment	49,834	43,879
Intangible assets	12,817	11,365
Goodwill	98,557	98,926
Total non-current assets	213,154	201,197
TOTAL ASSETS	409,689	357,177

LIABILITIES
Current liabilities
Trade payables	19,268	11,640
Payroll and social security taxes payable	51,550	40,472
Borrowings	-	6,011
Other financial liabilities	7,027	10,664
Tax liabilities	5,123	5,253
Other liabilities	40	20
Total current liabilities	83,008	74,060

Non-current liabilities
Other financial liabilities	3,262	18,574
Provisions for contingencies	1,452	1,179
Total non-current liabilities	4,714	19,753
TOTAL LIABILITIES	87,722	93,813

Capital and reserves
Issued capital	43,132	42,271
Additional paid-in capital	105,712	86,728
Other reserves	(2,582)	(1,253)
Retained earnings	175,826	135,658
Total equity attributable to owners of the Company	322,088	263,404
Non-controlling interests	(121)	(40)
Total equity	321,967	263,364
TOTAL EQUITY AND LIABILITIES	409,689	357,177

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Nine months ended		Three months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Reconciliation of adjusted gross profit
Gross Profit	147,415	107,536	53,215	39,942
Depreciation and amortization expense	3,055	3,268	1,052	1,069
Share-based compensation expense	3,153	4,501	1,200	1,771
Adjusted gross profit	153,623	115,305	55,467	42,782
Adjusted gross profit margin	40.2%	38.7%	41.2%	39.0%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(97,647)	(81,908)	(33,767)	(28,522)
Depreciation and amortization expense	11,883	8,485	4,404	3,004
Share-based compensation expense	6,338	6,766	2,135	2,738
Acquisition-related charges (a)	1,973	585	708	298
Adjusted selling, general and administrative expenses	(77,454)	(66,072)	(26,521)	(22,482)
Adjusted selling, general and administrative expenses as % of revenues	(20.3)%	(22.2)%	(19.7)%	(20.5)%

Reconciliation of Adjusted Profit from Operations
Operating Profit	48,874	24,145	18,988	11,160
Share-based compensation expense	9,491	11,267	3,335	4,509
Impairment of tax credits	48	1,586	-	-
Acquisition-related charges (a)	2,540	1,874	891	745
Adjusted Profit from Operations	60,953	38,872	23,214	16,414
Adjusted Profit from Operations margin	15.9%	13.0%	17.3%	15.0%

Reconciliation of Net income for the period
Net income for the period	40,087	18,943	15,521	7,989
Share-based compensation expense	9,491	11,267	3,335	4,509
Impairment of tax credits	48	1,586	-	-
Acquisition-related charges (a)	(4,636)	134	(2,051)	1,059
Expenses related to secondary share offering (b)	251	-	17	-
Adjusted Net income	45,241	31,930	16,822	13,557
Adjusted Net income margin	11.8%	10.7%	12.5%	12.4%

Calculation of Adjusted Diluted EPS
Adjusted Net income	45,241	31,930	16,822	13,557
Diluted shares	36,624	36,067	36,802	36,254
Adjusted Diluted EPS	1.24	0.89	0.46	0.37

Notes:

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in the depreciation and amortization expense line on our consolidated statements of operations, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b)	Expenses related to secondary share offering include expenses related to the secondary offering in the United States of our common shares held by WPP Luxembourg Gamma Three S.àr.l.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018

Total Employees	6,397	6,753	6,940	7,279	7,807
IT Professionals	5,925	6,279	6,462	6,775	7,285

North America Revenues %	79.1	78.6	78.6	78.4	77.5
Latin America and Others Revenues %	13.3	14.6	13.8	13.1	12.5
Europe Revenues %	7.6	6.8	7.6	8.5	10.0

USD Revenues %	85.4	82.5	85.5	86.4	85.1
Other Currencies Revenues %	14.6	17.5	14.5	13.6	14.9

Top Customer %	10.3	10.4	11.1	11.1	11.9
Top 5 Customers %	26.8	28.5	31.3	32.5	33.4
Top 10 Customers %	40.7	43.2	44.5	44.6	45.8

Customers Served (Last Twelve Months)	346	356	348	355	344
Customers with >$1M in Revenues (Last Twelve Months)	78	82	89	92	90

Investor Relations Contact:

Paula Conde, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant